UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bridgewood Advisors, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 East Wisconsin Avenue; Suite 1705
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Jansen	414-434-7510	rj@bridgewoodadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jason E. Jendrach
(Name – if individual, state last, first, and middle name)

4811 South 76th Streeet	Greenfield	WI	53220
(Address)	(City)	(State)	(Zip Code)

11/01/2014	6056
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5

OATH OR AFFIRMATION

I, Robert Jansen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bridgewood Advisors, Inc _____, as of December 31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _MANAGING DIRECTOR_____

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRIDGEWOOD ADVISORS INC.

Milwaukee, Wisconsin

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Year Ended December 31, 2025

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

Report of Independent Registered Public Accounting Firm

To the Members of Bridgewood Advisors, Inc.
Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridgewood Advisors, Inc. as of December 31, 2025. These financial statements are the responsibility of Bridgewood Advisors, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit. In our opinion, the financial statements present fairly, in all material respects, the financial position of Bridgewood Advisors, Inc.as of December 31, 2025, are in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bridgewood Advisors, Inc. management. Our responsibility is to express an opinion on Bridgewood Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bridgewood Advisors, Inc.in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Bridgewood Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Bridgewood Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information, including its form and content, is presented in conformity with 17 C.F.R 240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as Bridgewood Advisors, Inc. auditor since 2015.

Jendrach Accounting & Professional Services, LLC

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 24, 2026

BRIDGEWOOD ADVISORS INC.
Milwaukee, Wisconsin

Balance Sheet
December 31, 2025

ASSETS

Assets:

Cash	$	55,177
Trade accounts receivable (net of allowance for credit losses of $-0-)		100,100
Prepaid expenses		8,572
Operating lease right-of-use asset		45,583
Total assets	$	209,432

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued liabilities	$	392
Accounts payable		4,457
Operating lease liability		45,583
Total liabilities		50,432
Stockholder's Equity		159,000
Total liabilities and stockholder's equity	$	209,432

1. Summary of Significant Accounting Policies

Business Activity

Bridgewood Advisors Inc. (the "Company") was formed in Wisconsin on April 25, 2011. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activity is a merger and acquisition advisory firm that specializes in conducting strategic acquisition searches, selling privately held businesses, and divesting noncore corporate divisions and product lines.

Reserves and Custody of Securities

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to merger and acquisition advisory services.

Income Taxes

The Company has elected S corporation status. Earnings and losses are included in the federal and state income tax returns of the shareholders.

The Company adopted accounting principles generally accepted in the United States of America ("U.S. GAAP") for accounting for uncertainty in income taxes. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosures required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company's income tax returns are subject to review and examination by federal and state authorities.

Cash

Cash consists of the Company's checking accounts.

Trade Accounts Receivables and Allowance for Credit Losses

The Company records receivables based on contract value less management's estimate for credit losses based on historical credit loss experience, credit quality, and economic conditions or payment behavior. The Company believes that the allowance for credit losses is appropriate based on the information available as of December 31, 2025. Receivables are reviewed periodically by management to determine the adequacy of the allowance for credit losses. The Company had no write-offs or allowance for credit losses for the years ended December 31, 2025 and 2024 as all receivables are considered collectible. Trade accounts receivable for the years ended December 31, 2025 and 2024 was $100,100 and $7,503, respectively.

1. Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation, and are depreciated using the straight-line method for financial reporting purposes. Major expenditures for property and equipment are capitalized between three and seven years. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Property and equipment is fully depreciated.

Long-Lived Assets

The Company evaluates long-lived assets, including property, plant and equipment for impairment whenever facts and circumstances indicate that the carrying value of the assets may not be recoverable. If impairment has occurred, the asset is written down to its estimated fair value and the impairment is recognized as a loss against current operations. There were no impairments of long-lived assets during 2025.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancellable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes an operating lease liability and a right of use ("ROU") asset at the commencement date of the lease.

ROU Asset – A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the remeasured operating lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for operating lease payments is recognized on a straight-line basis over the lease term.

Operating Lease Liabilities – An operating lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measure using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

1. Summary of Significant Accounting Policies (Continued)

Leases (Continued)

Short-term Leases – The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. The Company has no short-term leases.

Lease and Non-Lease Components – The Company accounts for non-lease components separately.

See Note 4 "Leases" for additional information on the Company's lease.

Revenue Recognition

The Company recognizes revenue when promised services are provided in an amount that reflects the consideration which the Company expects to receive in exchange for those services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

The Company enters into contracts with its customers to provide investment banking services, which are generally short-term contracts allowing for the satisfaction of all performance obligations in less than one year. Revenues from these contracts primarily consists of two components; (1) monthly fees billed from the inception of the contract through the close of the transaction or termination of the agreement and (2) a final success fee based on an agreed upon calculation typically based on a percentage of the transaction size. A contract exists when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability of consideration is probable. The Company's contracts with customers typically include two performance obligations.

The pricing and payment terms for contracts are based on the Company's standard terms and conditions or the result of specific negotiations with each customer. Contracts do not contain a significant financing component as the Company's standard terms and conditions generally require payment as services are provided and at the close of each transaction.

The timing of revenue recognition, billings, and cash collections results in receivables, contract assets, and contract liabilities. Trade accounts receivable are recorded when the right to consideration becomes unconditional and are presented separately in the balance sheet. The Company does not have significant contract assets and contract liabilities as of December 31, 2025.

1. Summary of Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through the date the financial statements were available to be issued, February 24, 2026 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital and required net capital were $50,328 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.1 to 1.

3. Property and Equipment

Property and equipment consists of the following:

Furniture	$	8,700
Office equipment		7,462
Computers and software		22,463
Less accumulated depreciation		(38,625)
	$	---

All property and equipment was fully depreciated in a previous year.

4. Leases

The Company has obligations as a lessee for office space. The Company classifies this lease as an operating lease. In November 2024, the Company signed a lease to commence on January 1, 2025 with access to the space being granted in December 2024. This lease contains one renewal option for five years. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option is excluded from lease payments as used to determine the lease liability. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

4. Leases (Continued)

These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The components of lease cost for the year ended December 31, 2025 are as follows:

Operating lease cost	$	12,024
Variable lease cost		11,047
Total lease cost	$	23,071

Total lease cost of $23,071 is included in the occupancy expenses line item on the statement of income.

Other information related to leases as of December 31, 2025 are as follows:

Operating Leases:	
Weighted-average remaining lease term	4 years
Weighted-average discount rate	4.27%

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new lease, lease modifications or reassessments.

Maturities of lease liabilities under operating leases are as follows for the years ending December 31:

2026	$	12,383
2027		12,759
2028		13,135
2029		13,537
Total undiscounted lease payments		51,814
Less: Present value discount		(6,231)
Total operating lease liability	$	45,583

In accordance with FINRA guidance, lease assets and liabilities that result from the same contract are netted for the purposes of the Computation of Aggregate Indebtedness and Net Capital calculations.

5. Stockholder's Equity

Stockholder's equity consists of the following:

Common stock	$	10
Additional paid in capital		58,990
Retained earnings		100,000
	$	159,000

Common stock consists of 9,000 shares authorized; 1,000 shares issued and outstanding at $0.01 par value.

During 2025, 600 shares of common stock were repurchased and retired.

BRIDGEWOOD ADVISORS INC.
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2025
(Continued)

6. Employee Benefits

The Company has adopted a 401(k) Profit Sharing Plan and Trust (the "401(k) Plan") for the benefit of its employees. The 401(k) Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The 401(k) Plan allows for employee deferrals of annual salary, an employer safe-harbor contribution of not less than 3% of Participants compensation, and a discretionary employer contribution as determined annually. The Company's safe harbor and profit sharing contribution for the year ended December 31, 2025 were $1,276 and $38,000, respectively.

7. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.





111 E. WISCONSIN AVE., SUITE 1705
MILWAUKEE, WISCONSIN 53202
414.434.7510 p 414.434.7520 f
BRIDGEWOODADVISORS.COM

Bridgewood Advisors Inc.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(d):

- Bridgewood Advisors, Inc. is a broker/dealer registered with the SEC and FINRA
- Bridgewood Advisors, Inc. does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), but also
  - (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4")
  - (2) does not carry accounts of or for customers; and
  - (3) does not carry PAB accounts (as defined in Rule 15c3-3)
- Bridgewood Advisors, Inc. has met the identified provisions above throughout the most recent fiscal year without exception

Bridgewood Advisors, Inc., as a "Non-Covered Firm", is covered by footnote 74, and instead of filing a compliance report (and corresponding accountant's report based on an examination of the compliance report), is filing an exemption report (and corresponding accountant's report based on a review of the exemption report).

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed:
Name: Robert Jansen
Title: Managing Director
Date: 2/26/2026

Jendrach Accounting and Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

Report of Independent Registered Public Accounting Firm

To the Members of Bridgewood Advisors, Inc.
Milwaukee, Wisconsin

We have reviewed management's statements, included in the accompanying Bridgewood Advisors, Inc., in which Bridgewood Advisors, Inc. identified the following provisions of SEC. 15c3-3 under Bridgewood Advisors, Inc. Noted that they did not meet any of the provisions of SEC. 15c3-3 and Footnote 74.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC. 15c3-3 and Footnote 74.

Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 15, 2026